FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
SHARE PURCHASE AGREEMENT
SHARE PURCHASE AGREEMENT (the “Agreement”), dated as of November 6, 2008, by and among Semiconductor Manufacturing International Corporation (the “Company”), and Datang Telecom Technology & Industry Holdings Limited (the “Buyer”).
WHEREAS
A. The Buyer wishes to purchase through its wholly-owned subsidiary to be incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China (the “PRC”) (the “HKCo”), and the Company wishes to sell, upon the terms and conditions stated in this Agreement an aggregate of 3,699,094,300 common shares, par value US$0.0004 per share, of the Company (the “New Common Shares”) for a purchase price of HK$0.36 per share. The aggregate purchase price of the New Common Shares shall be US$171.8 million based on an exchange rate of US$1=HK$7.752 (the “Aggregate Purchase Price”). Unless the context otherwise requires, the New Common Shares subscribed for shall be referred to herein as the “Securities”.
B. The Company and the Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration under the U.S. Securities Act of 1933, as amended (the “1933 Act”) afforded by Regulation S (“Regulation S”) as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the 1933 Act.
NOW, THEREFORE, the Company and the Buyer hereby agree as follows:
1.	PURCHASE AND SALE OF NEW COMMON SHARES
(a) Purchase of New Common Shares. Subject to the satisfaction or waiver of the conditions set forth in Sections 5, 6 and 7 below, the Company shall issue and sell to HKCo, and the Buyer through HKCo shall purchase from the Company on the Closing Date (as defined in Section 1(c)(i) below), the New Common Shares (the “Closing”).
(b) Purchase Price. The Aggregate Purchase Price shall be US$171.8 million.
(c) Closing.
(i) Date and Time. The date and time of the Closing (the “Closing Date”) shall be 10:00 a.m., Hong Kong time, on such date as is specified by the Company and the Buyer, which date shall be no later than the first Business Day after the satisfaction or waiver of the conditions to the Closing set forth in Sections 5, 6 and 7 below, at the offices of Slaughter and May, 47th Floor, Jardine House, One Connaught Place, Central, Hong Kong or at such other time, date and location as is mutually agreed in writing by the Company and the Buyer.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
(ii) Payment and Delivery. On or before the Closing Date:
(A) the Buyer shall pay the Aggregate Purchase Price to the Company for the New Common Shares to be issued and sold to the Buyer at the Closing, by electronic bank transfer, in immediately available funds [***]. The payment shall be made to the bank account, bank and bank address as specified by the Company in writing prior to the Closing Date;
(B) the Buyer shall deliver to the Company an executed written agreement in a form satisfactory to the Company between the HKCo and the parties hereto to the effect that the HKCo will:
(1)
be bound by and comply with all the obligations under this Agreement applicable to the Securities, including without limitation, the standstill provisions set forth in Section 4(e), the lockup provisions set forth in Section 4(i) and the public disclosure provisions set forth in Section 4(j);

(2)
give representations and warranties to the Company in the form set forth in Section 2(a), 2(b), 2(c), 2(d), 2(e), 2(f), 2(g), 2(h), 2(i), 2(j), 2(k) and 2(m), and agree to the provisions set forth in Section 9 (except that references to the “Buyer” shall be replaced with references to the “HKCo”), and provided that the terms of the Confidentiality Agreement (as defined in Section 9) shall be incorporated fully into such agreement); and

(3)
without prejudice to the rights of the Buyer under this Agreement, acknowledge that the HKCo shall not have any right or understanding or arrangement (whether formal or informal) to nominate any person as a director of the Company, appoint any other personnel at the Company or exercise any other rights relating to the Securities that are not contained in the Memorandum of Association and Articles of Association of the Company as in effect as of the Closing Date (the “Articles”) or under any applicable laws.

(C) the Company shall deliver to the Buyer:
(1)	certificates in respect of the New Common Shares, respectively, duly executed on behalf of the Company and registered in the name of the HKCo;

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
(2)	a certified register of members of the Common Shares of the Company, reflecting HKCo’s ownership of the New Common Shares, respectively;

(3)
a certified register of directors of the Company reflecting the two Buyer Nominees’ (as defined below) membership on the Board of Directors of the Company (the “Board”) as appointed pursuant to Section 4(f) below;

(4)
copies of the board resolutions of the Company approving the entering into and execution of this Agreement and the commercial agreement pursuant to Section 4(h) and all transactions contemplated herein and the appointment of the directors pursuant to Section 4(f);

(5)
a certificate, executed on behalf of the Company by the Secretary of the Company and dated as of the Closing Date, as to (i) the resolutions consistent with Section 3A(b) as adopted by the Board, and (ii) the Articles, in the form attached hereto as Schedule A;

(6)	a certificate, executed on behalf of the Company by an authorized officer of the Company and dated as of the Closing Date, as to the conditions precedent set forth in Section 7(b) hereof;

(7)
an opinion of Maples & Calder, Cayman Islands counsel to the Company, in a form to be agreed between the parties, covering due authorization, valid issuance of shares, capitalization opinion, no governmental restrictions and no conflicts with law or charter documents;

(8)
an opinion of Slaughter and May, Hong Kong counsel to the Company, in a form to be agreed between the parties, covering the enforceability of this Agreement and the SEHK ’s approval of listing of the New Common Shares; and

(9)	an opinion of M & A Law Firm, PRC counsel to the Company, in a form to be agreed between the parties, covering compliance with PRC laws.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
2.	BUYER’S REPRESENTATIONS AND WARRANTIES.
The Buyer hereby represents and warrants to the Company that:
(a) Regulation S.
(i) The Buyer (A) is domiciled and has its principal place of business outside the United States, (B) certifies that it is not a U.S. Person as defined under Rule 902 of Regulation S and is not acquiring the Securities for the account or benefit of any U.S. Person, (C) at the time of offering to the Buyer and communication of the Buyer’s order to purchase the Securities and at the time of the Buyer’s execution of this Agreement, the Buyer was located outside the United States, and (D) at the time of the Closing the Buyer, or persons acting on the Buyer’s behalf in connection therewith, will be located outside the United States.
(ii) The Buyer has been advised and acknowledges that: (A) the Securities issued pursuant to this Agreement have not been, and when issued, will not be registered under the 1933 Act or the securities laws of any state of the United States, (B) in issuing and selling the Securities to the Buyer pursuant hereto, the Company is relying upon the exemption from registration provided by Regulation S of the 1933 Act, and (C) it is a condition to the availability of the Regulation S safe harbor that the Securities not be offered or sold in the United States or to a U.S. Person until the expiration of a period of 40 days after the Closing Date (the “Distribution Compliance Period”).
(iii) The Buyer acknowledges and covenants that until the expiration of the Distribution Compliance Period: (A) it and its agents or representatives have not and will not solicit offers to buy, offer for sale or sell any of the Securities or any beneficial interest therein in the United States or to or for the account of a U.S. Person, and (B) notwithstanding the foregoing, prior to the expiration of the Distribution Compliance Period, the Securities may be offered and sold by the holder thereof only if such offer and sale is made in compliance with the terms of this Agreement and either, (X) the offer or sale is within the United States or to or for the account of a U.S. Person and pursuant to an effective registration statement, Rule 144 promulgated under the 1933 Act or an exemption from the registration requirements of the 1933 Act, or (Y) the offer and sale is outside the United States and to other than a U.S. Person. The foregoing restrictions are binding upon subsequent transferees of the Securities, except for transferees pursuant to an effective registration statement. The Buyer agrees that after the Distribution Compliance Period, the Securities may be offered or sold within the United States or to or for the account of a U.S. Person only in accordance with this Agreement and pursuant to applicable securities laws.
(iv) The Buyer is not a “distributor” (as defined in Regulation S) or a “dealer” (as defined in the Act).
(v) The Buyer hereby acknowledges that during the Distribution Compliance Period, no deposit of the Securities issued hereunder will be accepted into its American Depositary Shares (“ADS”) program, and the Securities may not be offered or sold in the United States or to U.S. Persons unless the Securities are registered under the 1933 Act, or an exemption from the registration requirements of the 1933 Act is available. The Buyer further acknowledges that, for so long as the Securities are held by “affiliates” within the meaning of Rule 144(a)(1) under the 1933 Act or are “restricted securities” within the meaning of Rule 144(a)(3) under the 1933 Act, the Securities will not be eligible for deposit under any unrestricted depositary receipt facility.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
(b) No Public Sale or Distribution. Subject to the potential transfer to the Permitted Transferee (as defined in Section 4(i)), the Buyer is acquiring the Securities for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act. The Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities. The Buyer is not a broker-dealer registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “1934 Act”) or an entity engaged in a business that would require it to be so registered as a broker-dealer. “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization or a government or any department or agency thereof.
(c) Reliance on Exemptions. The Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and the Buyer’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Securities.
(d) Information. The Buyer has received all information that it believes is necessary or appropriate in connection with its purchase of the Securities, apart from the contracts referred to in Schedule B. The Buyer understands that its investment in the Securities involves a high degree of risk and is able to afford a complete loss of such investment. The Buyer has conducted its own investigations with respect to the Securities and the Company. The Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of prospective investment in the Securities.
(e) No Governmental Review. The Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.
(f) Transfer or Resale. The Buyer understands that: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred within the United States or to or for the account or benefit of a U.S. Person unless (A) subsequently registered thereunder, (B) the Buyer shall have delivered to the Company an opinion of counsel, in form, scope and substance reasonably acceptable to the Company, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) the Buyer provides the Company with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the 1933 Act, as amended, (or a successor rule thereto) (collectively, “Rule 144”); (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other Person is under any obligation to register the Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
(g) Legends. The Buyer understands that the certificates or other instruments representing the Securities, until such time as the resale of the Securities have been registered under the 1933 Act, shall bear any legend as required by the “blue sky” laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):
“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE ACT, AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS, EXCEPT AS SET FORTH BELOW. BY ITS ACQUISITION HEREOF, THE HOLDER, IF NOT A U.S. PERSON: (1) REPRESENTS THAT IT IS NOT A U.S. PERSON AND IS ACQUIRING THESE SHARES IN AN OFFSHORE TRANSACTION; (2) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THESE SHARES EXCEPT (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, (C) INSIDE THE UNITED STATES, TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE ACT, (D) INSIDE THE UNITED STATES, TO AN ACCREDITED INVESTOR THAT, PRIOR TO SUCH TRANSFER, FURNISHES TO THE COMPANY A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THESE SHARES (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE COMPANY), (E) OUTSIDE THE UNITED STATES, IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULES 904 AND 905 UNDER THE ACT, OR (F) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE ACT (IF AVAILABLE); AND (3) AGREES THAT IT WILL GIVE EACH PERSON TO WHOM THESE SHARES ARE TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. IN CONNECTION WITH ANY TRANSFER OF THESE SHARES PURSUANT TO CLAUSES (2)(C), (D) OR (F) ABOVE, THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE COMPANY SUCH CERTIFICATIONS, LEGAL OPINIONS, OR OTHER INFORMATION AS THE COMPANY MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION OR IN A TRANSACTION NOT SUBJECT TO THE REGISTRATION REQUIREMENTS OF THE ACT. AS USED HEREIN, THE TERMS ‘OFFSHORE TRANSACTION’, ‘UNITED STATES’, AND ‘U.S. PERSON’ HAVE THE MEANING GIVEN TO THEM BY REGULATION S UNDER THE ACT.”
(h) Validity; Enforcement. The Buyer is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation, and has all requisite corporate power and authority to enter into and perform this Agreement and consummate the transactions contemplated hereby. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Buyer and shall constitute the legal, valid and binding obligations of the Buyer enforceable against the Buyer in accordance with its terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
(i) No Conflicts. The execution, delivery and performance by the Buyer of this Agreement and the consummation by the Buyer of the transactions contemplated hereby will not (i) result in a violation of the organizational or constitutional documents of the Buyer (including the Memorandum and Articles and Articles of Association of the Buyer), (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to the Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations hereunder; and no authorization, approval, consent and license from any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority or regulatory body or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a “Governmental Entity”) is required for the entering into by Buyer of this Agreement and the performance by the Buyer of its obligations under this Agreement, except for (i) such as have already been obtained and are in full force and effect and (ii) those approvals and authorizations specifically listed in Section 5(a) hereof.
(j) General Solicitation. The Buyer is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any general advertisement.
(k)  Brokers and Finders. [***], no Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding with a placement agent entered into by or on behalf of the Buyer.
(l) Prohibited Transactions. Since the time when the Buyer and the Company or the Agent (as defined in Section 3A(f) below) first came into contact regarding the transactions contemplated hereby, neither the Buyer nor any Affiliate of the Buyer nor any Person acting on behalf of or pursuant to any understanding with the Buyer (collectively, “Trading Affiliates”) has, directly or indirectly, effected or agreed to effect any short sale, whether or not against the box, established any “put equivalent position” (as defined in Rule 16a-1(h) under the 1934 Act) with respect to the Common Shares, granted any other right (including without limitation, any put or call option) with respect to the Common Shares or with respect to any security that includes, relates to or derived any significant part of its value from the Common Shares or otherwise sought to hedge its position in the Common Shares (each, a “Prohibited Transaction”), and neither the Buyer nor its Trading Affiliates will enter into a Prohibited Transaction after the date hereof until the transactions contemplated hereby are publicly announced.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
(m) Acknowledgement. The Buyer acknowledges and agrees that the foregoing representations, warranties, covenants and acknowledgments are made by it with the intention that they may be relied upon by the Company. The Buyer further agrees that by accepting delivery of the New Common Shares at the Closing Date, it shall be representing and warranting that the foregoing representations and warranties are true and correct as at the Closing Date with the same force and effect as if they had been made by the Buyer at the Closing Date.
3.	A. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.
The Company represents and warrants to the Buyer that, except as set forth in its Public Documents (as defined in Section 3A(h) below) (excluding disclosures of non-specific risks faced by the Group (as defined in Section 4(i)) included in any forward-looking statement, disclaimer, risk factor disclosure or other similarly non-specific statements that are similarly predictive or forward-looking in nature; provided, however that (i) any historical facts related to the Group and (ii) any specific exposure or effect faced by the Group emanating from specifically disclosed facts contained within any such disclosure shall be deemed disclosed for purposes of the representations and warranties set forth in this Article 3A):
(a) Organization and Qualification. The Company is a corporation duly incorporated and validly existing in good standing under the laws of the jurisdiction in which it is incorporated, and has the requisite corporate power and authorization to own its properties and to carry on its business as now being conducted. The Company is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect. As used in this Agreement, “Material Adverse Effect” means any material adverse effect on (i) the business, properties, assets, liabilities, operations, results of operations or financial condition of the Company and its subsidiaries, taken as a whole, or (ii) the authority or ability of the Company to perform its obligations under the Transaction Documents (as defined in Section 3A(b) below); provided, however, that for purposes of clause (i) above, in no event shall any of the following exceptions, alone or in combination with the other enumerated exceptions below, be deemed to constitute, nor shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (A) any effect resulting from compliance with the terms and conditions of, or from the announcement of the transactions contemplated by this Agreement, (B) any effect that results from changes affecting any of the industries in which the Company operates generally or the economy generally, (C) any effect that results from changes affecting general worldwide economic or capital market conditions, provided that any such changes in (B) and (C) do not substantially disproportionately affect the Company in any material respect, or (D) any change in the Company’s stock price or trading volume, in and of itself, primarily resulting from any of the effects or changes described in the foregoing clauses (A), (B) or (C). Each subsidiary of the Company that is a “significant subsidiary” within the meaning of Rule 1-01(w) of Regulation S-X under the Securities Act (individually a “Significant Subsidiary” and collectively the “Significant Subsidiaries”) has been duly organized and is validly existing in good standing under the laws of its jurisdiction of organization except to the extent that the failure to be in good standing would not reasonably be expected to have a Material Adverse Effect.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
(b) Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement (collectively, the “Transaction Documents”) and to issue the Securities in accordance with the terms hereof and thereof. The issuance of the Securities is within the scope of the general mandate granted to the Board by the Company’s shareholders at the Company’s annual general meeting held on June 2, 2008 to allot, issue, grant, distribute and otherwise deal with additional securities in the Company, not exceeding twenty percent of the issued share capital of the Company at the date of such resolution. The execution and delivery of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Securities has been duly authorized by the Board and no further filing, consent or authorization is required by the Board, except for the filing, consent or authorization in connection with the satisfaction of the conditions in Sections 5(a) and (b) below and any required filings regarding the issuance or listing of additional securities with The Stock Exchange of Hong Kong Limited (the “SEHK”) or the New York Stock Exchange (the “NYSE”). This Agreement and the other Transaction Documents when duly executed and delivered by the Company constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.
(c) Issuance of Securities. The Securities are duly authorized and, when issued and paid for in accordance with the terms hereof, shall be validly issued and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof and the Securities shall be fully paid with the holders being entitled to all rights accorded to a holder of the Common Shares. Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by the Company of the Securities is exempt from registration under the 1933 Act.
(d) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Securities) will not (i) result in a violation of the Articles, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any Significant Subsidiary is a party, or (iii) subject to the terms of this Agreement, result in a violation of any law, rule, regulation, order, judgment or decree (including the Hong Kong Codes on Takeovers and Mergers, foreign, U.S. federal and state securities laws and regulations and the rules and regulations of the SEHK or of the NYSE applicable to the Company or by which any property or asset of the Company or any Significant Subsidiary is bound or affected), except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not reasonably be expected to result in a Material Adverse Effect.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
(e) Consents. The Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, (i) any court, Governmental Entity or any regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents or (ii) any third party pursuant to any agreement, indenture or instrument to which the Company or any Significant Subsidiary is a party, in each case in accordance with the terms hereof or thereof other than such as have been made or obtained, and except for the filings or notifications in connection with the satisfaction of the conditions set forth in Sections 5(a) and (b) below and any required filings or notifications regarding the issuance or listing of additional securities with the SEHK or the NYSE or such consents as will be obtained by the Company on or before Closing. The Company has no knowledge of any facts or circumstances that might prevent the Company from obtaining or effecting any of the filings or notifications described in the preceding sentence. The Company is not in violation of the listing requirements of the SEHK or the NYSE and has no knowledge of any facts that would reasonably lead to delisting or suspension of its Common Shares from the SEHK or of its American depository receipts from the NYSE in the foreseeable future, apart from such suspension from SEHK and/or NYSE in connection with or resulting from the entering into of this Agreement. As used herein, “knowledge” shall mean actual knowledge of the executive officers (as defined in Rule 405 under the 1933 Act) of the Company after due inquiry.
(f) No General Solicitation; Agent. Neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities. The Company acknowledges that it has engaged Morgan Stanley Asia Limited as financial advisor (the “Agent”) in connection with the sale of the Securities. Other than the Agent, no Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company, the Buyer or HKCo for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding with a placement agent entered into by or on behalf of the Company.
(g) No Integrated Offering. Assuming the accuracy of the Buyer’s representations and warranties set forth in Section 2 hereof, none of the Company, any of its affiliates, or any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Securities under the 1933 Act, whether through integration with prior offerings or otherwise, or cause the offering of Securities hereunder to require approval of shareholders of the Company for purposes of any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of the SEHK and the NYSE. None of the Company, their affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of the issuance of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings for purposes of any such applicable shareholder approval provisions.
(h) Public Documents. The Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act or with the SEHK and has timely issued all announcements and circulars required to be issued by it by the SEHK or the NYSE (all of the foregoing filed or announced prior to the date of this Agreement and all exhibits included therein and financial statements, notes and schedules thereto and documents and incorporated by reference therein being hereinafter referred to as the “Public Documents”). As of their respective filing or issuance dates, the Public Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder and the rules and regulations of the SEHK and the NYSE, as applicable, to the respective Public Documents, and, other than as corrected or clarified in a subsequent Public Document, none of the Public Documents, at the time they were filed or issued, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
(i) Financial Statements. The consolidated financial statements (including any related notes thereto) included or incorporated by reference in the Public Documents fairly presented in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates indicated therein and the consolidated results of their operations for the periods specified therein, other than as corrected or clarified in a subsequent Public Document. Such financial statements were prepared in material conformity with accounting principles generally accepted in the United States of America (“GAAP”) applied on a materially consistent basis (except as may be noted therein). The financial statements of the Company as of and for the nine months ended September 30, 2008 included in the Public Documents are hereinafter referred to as the “Results”. Since December 31, 2007, the Company and its subsidiaries do not have any material liabilities or obligations required under GAAP to be set forth on a consolidated balance sheet (accrued, absolute, contingent or otherwise), other than (i) liabilities or obligations reflected on, reserved against, or disclosed in the Company’s balance sheet as of September 30, 2008, (ii) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (iii) liabilities incurred since September 30, 2008 in the ordinary course of business consistent with past practices and any liabilities incurred pursuant to this Agreement.
(j) Internal Controls and Procedures. The Company maintains disclosure controls and procedures as such terms are defined in, and required by, Rule 13a-15 and Rule 15d-15 under the 1934 Act. Such disclosure controls and procedures are effective to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. The Company maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting for the fiscal year ended December 31, 2007 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2007. As of the date hereof, to the knowledge of the Company, there is no reason that its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, without qualification, when next due.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
(k) No Material Adverse Effect. Since December 31, 2007, no event or circumstance has occurred that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect.
(l) Litigation. There are no claims, suits, actions or proceedings pending or, to the Company’s knowledge, threatened against the Company or any of its Significant Subsidiaries before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, to have, individually or in the aggregate, a Material Adverse Effect. Except for evidence or materials subject to a protective order, attorney-client privilege or otherwise made available to the Buyer or its counsel, no existing facts or developments related to the Company’s pending litigation, taken as a whole, have been omitted from the Public Documents that would reasonably be expected to have a Material Adverse Effect (it being understood that this representation and warranty shall not be taken as a guarantee as to the outcome of such litigation).
(m) Compliance with Applicable Laws. The Company and each of its Significant Subsidiaries have conducted their businesses in compliance with all applicable federal, state and foreign laws, regulations and applicable stock exchange requirements, except where the failure to be in compliance could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
The Company and each of its Significant Subsidiaries (apart from SMIC (Shenzhen) Company Limited have all permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, any Governmental Entities that are required in order to carry on their business as presently conducted, except where the failure to have such permits, licenses, authorizations, orders and approvals or the failure to make such filings, applications and registrations, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect; and all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the knowledge of the Company, no suspension or cancellation of any of them is threatened, and all such filings, applications and registrations are current, except where such absence, suspension or cancellation, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.
The Company entered into a cooperation agreement for the construction of production lines for integrated circuit chips (the “Cooperation Agreement”) and the Company will set up production lines for integrated circuit chips in Shenzhen, the PRC pursuant and subject to the terms and conditions of the Cooperation Agreement. SMIC (Shenzhen) Company Limited has been duly incorporated under the relevant PRC laws, regulations and rules, has properly paid its registered capital and has completed tax and foreign exchange registrations to the extent required under applicable PRC laws, regulations and rules for the current stage of the construction of the production lines for integrated circuit chips. Its businesses are within the scope of businesses as stated in its business license.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
(n) Equity Capitalization. As of October 31, 2008, the authorized share capital of the Company consists of (A) 50,000,000,000 Common Shares, of which as of such date, 18,622,191,008 shares are issued, (as at September 30, 2008, 1,847,934,815 shares may be issued pursuant to the Company’s employee incentive plan and other options and warrants outstanding) and no agreement or commitment outstanding which calls for the allotment or issue or accords to any person the right to call for the allotment or issue of any shares (including shares issued pursuant to securities exercisable or exchangeable for, or convertible into, or agreements relating to the issuance of Common Shares), and (B) 5,000,000,000 Preferred Shares, of which none are issued. All of such issued shares have been validly issued and are fully paid.
(o) Information provided. All information given in connection with the transactions contemplated by this Agreement by the Company or on its behalf by the Company’s advisers, to the Buyer or the Buyer’s advisers, relating to the Company, its Significant Subsidiaries or their respective business, activities, affairs, or assets or liabilities (including all documents attached thereto) was, when given, and is now accurate in all material respects and not misleading in any material respect, and there is no material omission that would render the information given misleading in any material respect, provided that nothing herein shall constitute any obligation on the Company to disclose any information over and above what is required to be disclosed by the Company under the requirements of applicable laws and regulations (including, but not limited to, the Hong Kong Listing Rules) or requirements of regulatory bodies (including, but not limited to the SEHK and the SEC).
(p) Ownership of assets. Save as disclosed publicly or to the Buyer or its advisors as stated in Schedule C, as may be updated by the Company in writing prior to Closing (provided that all such updates shall be made subject to the provisions of Schedule C), so far as the Company is aware, there are no mortgages, charges, pledges, liens (other than liens arising in the ordinary course of trading) or other forms of security or encumbrances, over or affecting the whole or any part of the material assets of the Company or any of its Significant Subsidiaries.
(q) Intellectual Property. To the knowledge as of the date hereof of the Company, the Company owns or possesses sufficient legal rights including but not limited to trade secrets, licenses, confidential information and proprietary rights and manufacturing processes and all copyrights, mask work rights, all patents and patent rights, as are necessary to the conduct of the business as now conducted or presently proposed to be conducted on such products of 0.13um, 45nm, 90nm, and/or 65nm processes (or as presently proposed to be conducted on products) by the Company or any of its Significant Subsidiaries, without any known conflict with, or known infringement of, the rights of others except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, other than the Company’s present pending litigation. To the knowledge as of the date hereof of the Company, no products manufactured, marketed or sold (or products proposed to be manufactured, marketed or sold) by the Company or any of its Significant Subsidiaries violates any license or infringes any intellectual property rights of any other party which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, other than the Company’s present pending litigation. The representation and warranty set forth in Section 3(m) (Compliance with Applicable Laws) shall not be deemed or interpreted to apply to matters related to intellectual property and intellectual property rights. Notwithstanding the definition of “knowledge,” the Company has not, nor shall the definition of “knowledge” be interpreted to require an analysis of the Company’s freedom to operate in a particular field with respect to ownership and use of intellectual property rights.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
3. B. LIMITATIONS ON REPRESENTATIONS AND WARRANTIES.
The Buyer agrees and acknowledges that all claims made by the Buyer under any of the representations and warranties set out in Section 3A above shall not, whether individually or in the aggregate, exceed the Aggregate Purchase Price (it being understood that any assessment of damages shall not include any special, consequential or punitive damages and shall only be limited to actual damages suffered including any diminution in the value of the Securities purchased as a result of any breaches).
4.	COVENANTS.
(a) Best Efforts. Each party shall use its best efforts to satisfy each of the covenants and conditions to be satisfied by it as provided in Sections 5, 6 and 7 of this Agreement on a timely basis.
(b) Regulatory Filings. Without limiting the generality of Section 4(a) above, the Buyer shall use its best efforts to obtain all governmental approvals required for Buyer to complete the transactions contemplated by this Agreement and, as promptly as practicable after the date hereof, the Buyer shall make all filings, notices, petitions, statements, registrations, submissions of information, application or submission of other documents required by any Governmental Entity required in connection with this Agreement and the transactions contemplated hereby. Buyer will notify the Company promptly upon the receipt of (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto, and (ii) any requests by any officials of any Governmental Entity for amendments or supplements to, or additional information in connection with, any filings made pursuant hereto. In addition, the Buyer shall use best endeavors to furnish such information, supply such documents, give such undertakings and do all such acts and things as may reasonably be required by the SEHK and/or any other Governmental Entity in relation to or arising out of the transactions contemplated hereby.
(c) Listing. The Company shall use reasonable best efforts to promptly secure the listing of, and permission to deal in, all of the New Common Shares on the SEHK and shall use reasonable efforts to maintain such listing of and permission to deal in such Common Shares, so long as any other shares of the Common Shares shall be so listed. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(c).
(d) Fees. In the event that the transactions contemplated by this Agreement are not consummated, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyer; in the event that the transactions contemplated by this Agreement are consummated, the Company shall bear its own expenses [***].

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
(e) Standstill. At any time following the date of this Agreement and until the second anniversary of the Closing Date:
(i) Except with the prior written consent of the Board (which shall, for the purposes of this Section 4(e), exclude the Buyer Nominees (as defined below), the Buyer (and, to the extent any Securities are transferred to its Permitted Transferee (as defined in Section 4(i) hereof), its Permitted Transferee) shall not and shall procure HKCo to not, directly or indirectly, acquire or agree to acquire any Voting Securities, except:
(A)	Voting Securities acquired by way of share splits, share dividends or other distributions or offerings made available to holders of Voting Securities generally;

(B)	the Securities purchased by Buyer pursuant to this Agreement;

(C)	Voting Securities acquired in compliance with Section 4(m) hereof; and

(D)
additional Voting Securities acquired or agreed to be acquired directly or indirectly by Buyer not to exceed (when aggregated together with all other Voting Securities directly or indirectly held or agreed to be acquired by Buyer and its Permitted Transferee) the lesser of thirty (30%) percent of the Company’s issued Voting Securities, or such other threshold that may trigger a mandatory offer obligation as set out in the Hong Kong Codes on Takeovers and Mergers (the “Hong Kong Takeovers Code”).

“Voting Securities” shall mean the Common Shares of the Company, and any other security carrying voting rights and any outstanding convertible securities, options, warrants or other rights which are convertible into or exchangeable or exercisable or carrying rights of subscription for securities carrying voting rights in the Company.
(ii) Except with the prior written consent of the Board (which shall, for purposes of this Section 4(e), exclude the Buyer Nominees (as defined below)) or as specifically permitted by Section 4(e)(i) above, the Buyer (and, to the extent any Voting Securities are transferred to its Permitted Transferee, its Permitted Transferee) shall not and shall procure HKCo to not:
(A) make, effect, initiate, cause or in any way participate directly or indirectly in (i) any acquisition of beneficial ownership of any Voting Securities of the Company or any Voting Securities of any subsidiary or other affiliate of the Company such that the Buyer’s (and, to the extent any Voting Securities are transferred to its Permitted Transferee, its Permitted Transferee’s) aggregate direct and indirect interest in the issued share capital of the Company will exceed the lesser of 30% and such other threshold that may trigger a mandatory offer obligation as set out in the Hong Kong Takeovers Code, (ii) any acquisition of any assets of the Company or any assets of any subsidiary or other affiliate of the Company, or (iii) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the Company or any subsidiary or other affiliate of the Company, or involving any securities or assets of the Company or any securities or assets of any subsidiary or other affiliate of the Company;

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
(B) make, effect, initiate, cause or in any way participate directly or indirectly in any “solicitation” of “proxies” (as such terms are used in the rules of the SEC) to vote any Voting Securities of the Company or any subsidiary thereof, or seek to advise or influence any Person with respect to the voting of any Voting Securities of the Company or any subsidiary thereof except that Buyer may retain the right to vote any securities transferred to its Permitted Transferee (for the avoidance of doubt, the Company will not be concerned with effecting any such voting arrangements between the Buyer and its Permitted Transferee and will regard the voting rights of any such Voting Securities to adhere to the registered holder thereof as shall appear on the register of members of the Company);
(C) make any public announcement with respect to, or submit a proposal for or offer of (with or without conditions) any merger, recapitalization, reorganization, business combination or other extraordinary transaction involving the Company or any subsidiary thereof or any of their securities or assets;
(D) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing, or otherwise form, join or in any way engage in discussions relating to the formation of, or participate in, any “group”, as such term is interpreted under Rule 13d-5(b)(1) under the 1934 Act in connection with any of the foregoing;
(E) take any action that might require the Company to make a public announcement regarding any of the types of matters set forth in clause “(A)”, clause “(B)” or clause “(C)” of this sentence;
(F) agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any action referred to in clause “(A)”, clause “(B)”, clause “(C)”, clause “(D)”, or clause “(E)” of this sentence;
(G) assist, induce or encourage any other Person to take any action of the type referred to in clause “(A)”, clause “(B)”, clause “(C)”, clause “(D)”, clause “(E)” or clause “(F)” of this sentence;
(H) deposit any Voting Securities in a voting trust or subject them to a voting agreement or other arrangement of similar effect;
(I) enter into any discussions, negotiations, arrangement or agreement with any other Person related to any of the foregoing; or
(J) request the Company or any of its representatives, directly or indirectly, to amend or waive any provision of this Section 4(e).

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
For the avoidance of doubt, the Buyer or the HKCo shall not be deemed to be in breach of this Section 4(e) to the extent that:
any of the actions as contemplated by the foregoing provisions are taken by any of the Buyer Nominees (as defined below) (and, to the extent any Voting Securities are transferred to its Permitted Transferee, its Permitted Transferee) as a representative of the Board or otherwise solely in furtherance of his fiduciary duties as a director to the Company and to the shareholders of the Company as a whole, provided that nothing in the above sub-paragraph shall give the Buyer or any Buyer Nominees (as defined below) any right to participate in any discussion, decision, consent or action of the Board that is contemplated under Article 4(e)(ii) (A) to (J) of this Agreement to be taken by the Board (but excluding the Buyer Nominees(as defined below)).
(iii) The restrictions imposed by this Section 4(e) shall terminate on the earlier of such time as (A) a tender offer is made by another Person for not less than 50% of the Voting Securities where such tender offer is not subject to financing conditions and is evidenced by applicable filings with appropriate regulatory agencies and tender offer materials have been disseminated to security holders, or (B) another Person acquires greater than 30% of the Voting Securities, except by way of stock splits, stock dividends or other distributions or offerings made available to holders of Voting Securities generally.
(f) Board Nominees. Subject to the authorized size of the Board being set at nine members pursuant to the Articles and subject to compliance with the rules, regulations and requirements of the SEHK, the Buyer shall have the right to nominate two members of the Board (each such nominee, a “Buyer Nominee”); provided that:
(i) the number of Buyer Nominees shall decrease to one if the Buyer (together with HKCo and the Permitted Transferee) hold less than 1,849,547,150 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total issued nominal share capital of the Company or the Buyer (together with HKCo) holds less than 924,773,575 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total issued nominal share capital of the Company; and
(ii) the Buyer shall not be entitled to nominate any directors in the event that the Buyer (together with the HKCo and the Permitted Transferee) hold less than 924,773,575 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total issued nominal share capital of the Company or the Buyer (together with HKCo) holds less than 462,386,788 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total issued nominal share capital of the Company.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
The Buyer Nominees shall initially be appointed to the Board as follows:
(i) One Buyer Nominee shall be appointed by the Board to fill the Class I vacancy, effective as of the Closing Date; and
(ii) One Buyer Nominee shall be appointed by the Board to fill the Class II vacancy, effective as of the Closing Date.
For the avoidance of doubt, the Buyer acknowledges that the Buyer Nominees shall not be entitled to vote at any Board meeting and reference to the Board shall not include the Buyer Nominees, in each case (A) prior to his/her appointment and (B) after his/her appointment in relation to matters falling within the scope of this Agreement.
(g) Vice President in Charge of TD-SCDMA. For so long as the Buyer (together with HKCo and the Permitted Transferee) holds at least 924,773,575 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Company from time to time, provided that the Buyer (together with HKCo) holds at least 462,386,788 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Company from time to time, subject to compliance with the rules, regulations and requirements of the SEHK, the Buyer shall be entitled to nominate the Company’s Vice President in Charge of TD-SCDMA, subject to the approval of the Board (which shall, for the purposes of this Section 4(g), exclude Buyer Nominees), which approval shall not be unreasonably withheld or delayed and the appointment of the Vice President in Charge of TD-SCDMA shall be made by the Company within two (2) weeks after the Buyer’s written notice to the Company containing such nomination together with the details of the candidate.
(h) Strategic Cooperation Agreement. The Company and the Buyer will conduct TD-SCDMA related businesses based on customary market practice and arms length pricing. The Company and the Buyer acknowledge their mutual desire to enter into a strategic cooperation agreement on mutually agreeable terms, and hereby agree to use commercially reasonable efforts to enter into such agreement on or before the Closing Date on the terms and conditions set forth in the memorandum of understanding between the Company and the Buyer, of which the Buyer acknowledges receipt (the “Strategic MOU”).
(i) Lock-Up.
(i) The Buyer (and to the extent any Securities are Transferred to the Permitted Transferee in accordance with the provisions of Section 4(i)(iii), the Permitted Transferee) shall not and shall procure HKCo not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of the Securities purchased hereunder or enter into any swap, hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such securities (any of the foregoing, a “Transfer”) without the prior written consent of the Company for a period of two (2) years from the Closing Date (the “Lock-Up Period”), provided that nothing herein shall restrict the Buyer or HKCo from pledging any of the Securities purchased hereunder with the Permitted Transferee and the rights of the Buyer and HKCo under this Agreement shall not be affected by such pledge.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
(ii) The Buyer (and, to the extent any Securities are Transferred to the Permitted Transferee in accordance with the provisions of Section 4(i)(iii), the Permitted Transferee) shall and shall procure HKCo to refrain at all times (including with respect to time periods after the expiration of the Lock-Up Period) from selling the New Common Shares to any person or entity that in any manner, directly or indirectly, is in competition with the Company, except in a genuine open market sale where the identity of the purchaser of the Common Shares is not known to, and cannot reasonably be determined by, the Buyer or its agent effecting such sale.
(iii) Notwithstanding the foregoing, the Company hereby agrees that the Buyer or HKCo may, subject to compliance with the rules (including the Hong Kong Listing Rules), regulations, laws of Hong Kong and the requirements of the SEHK, transfer New Common Shares amounting to less than 1,849,547,150 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Company to a permitted transferee as approved in writing by the Board (which shall, for the avoidance of doubt, exclude the Buyer Nominees) prior to such transfer (it being acknowledged by the Company that the identity of one potential transferee indicated prior to the date hereof by the Buyer to the Company has been approved by the Board, subject to the other terms and conditions of this Agreement) (the “Permitted Transferee”) provided, that, as a condition to any such transfer:
(A)	the Buyer shall inform the Company in writing of the proposed Transfer to the Permitted Transferee before effecting it;

(B)
the Permitted Transferee shall be a non-PRC incorporated entity, provided that if (1) the Buyer shall have provided the Company in writing with good and valid reason(s) to justify the need to Transfer to a PRC incorporated entity one (1) month prior to such Transfer; and (2) the Company’s Board (which shall, for purposes of this Section 4(i), exclude the Buyer Nominees) determines that such Transfer is not expected to be prejudicial to the interests of, or have an adverse impact on, the Company or its subsidiaries and associated companies (the “Group”) (for the purposes of this sub-paragraph, an “adverse impact” shall include any adverse implication that may arise as a result of such Transfer on the Company or its Group under relevant U.S. technology transfer requirements and/or PRC securities law); and

(C)
the Permitted Transferee shall furnish the Company with a written agreement in a form satisfactory to the Company similar to that given by the HKCo pursuant to Section 1(c)(ii)(B) (except that references to the “HKCo” in relation to the representations and warranties to the Company and Section 9, as amended in the written agreement to be executed by, inter alia, the HKCo, shall be replaced with references to the “Permitted Transferee” and, in addition, that the Permitted Transferee shall not be entitled to further transfer the Securities to any other person during the remaining period of the Lock-up Period such that the provision relating to transfer to “Permitted Transferee” in Section 4(i) shall not apply).

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
(j) Public Disclosure. Without limiting any other provision of this Agreement, the Company and Buyer (and to the extent any Securities are Transferred to the Permitted Transferee in accordance with the provisions of this Section 4(i), the Permitted Transferee), to the extent permitted by applicable law, will consult with each other before issuance, and provide each other the opportunity to review, comment upon and concur with, and use all reasonable efforts to agree on any press release or public statement with respect to this Agreement and the transactions contemplated hereby, and will not (to the extent practicable) issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by law, rules, regulations or any listing agreement with or requirement of the NYSE, SEHK or any other applicable securities exchange, provided that the disclosing party shall, to the extent permitted by applicable law, rules, regulations or any listing agreement with or requirement of the NYSE, SEHK or any other applicable securities exchange and if reasonably practicable, inform the other parties about the disclosure to be made pursuant to such requirements prior to the disclosure.
(k) Conduct of Business. Save as disclosed in this Agreement or any public disclosure made by the Company prior to the date of this Agreement, or consented in writing by the Buyer, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 8(a) hereof or the Closing, the Company shall, except as permitted and contemplated by the terms of this Agreement or disclosed in any public disclosure made by the Company prior to the date of this Agreement, carry on its business, in all material respects, in the ordinary and normal course and, not (i) undertake any construction of any new plants and buildings, (ii) enter into any notifiable transactions (as such term is defined under the Hong Kong Listing Rules) ; (iii) approve any capital expenditures that are not reflected in the updated annual budget, sent to the Buyer’s financial advisors on October 23, 2008 and updated on October 30 2008 or (iv) agree to, either verbally or in writing, authorize or approve any of the foregoing.
For the avoidance of doubt, the Company may continue to be involved in the existing construction of plants and buildings, as the Board may consider appropriate from time to time.
(l) Use of Proceeds. The Company shall, consistent with past practice of the Company, continue to submit an annual budget (including budgeted capital expenditure) (the “Annual Budget”) for review and approval by the Board on an annual basis and shall update the Board quarterly as to its capital expenditure plan in respect of the relevant quarter. Save as otherwise included in the Annual Budget as approved by the Board or in any quarterly update to such Annual Budget as approved by the Board or disclosed pursuant to this Agreement or any public disclosure made by the Company prior to the date of this Agreement, the Company shall not use the proceeds received from the sale of the Securities hereunder, in whole or in part, to engage in a line of business substantially different from the existing lines of business of the Company.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
For the avoidance of doubt, the Company may continue to be involved in its existing businesses, and may continue to make such further investments in, and to further develop and expand, its existing businesses, in each case as the Board may consider appropriate from time to time.
(m) Pre-emptive Rights.
(i) If the Company proposes, following the Closing, to issue any new Common Shares, any securities convertible into or exchangeable into Common Shares or any warrants or other rights to subscribe for Common Shares (“Relevant Securities”), the Company shall notify Buyer in writing of such proposal (an “Issue Notice”). The Issue Notice shall specify the number and type of Relevant Securities to be offered by the Company and the material terms of the proposed offer (including the proposed price per Relevant Security to be paid by the proposed third party purchaser(s)).
(ii) Subject to sub-paragraph (vii) below, the Buyer shall have the right to purchase or to purchase through HKCo such number of the Relevant Securities which are the subject of the Issue Notice so as to enable the Buyer (together with HKCo) to hold, after the issue of the Relevant Securities:
(A)
in the case of the Relevant Securities that would result in a single investor or investor group acting in concert (other than an underwriter that is placing on behalf of the Company the Relevant Securities in a bona fide capital markets transaction) (collectively, the “Prospective Largest Shareholder”) beneficially owning more than the Buyer and HKCo in the aggregate, one share more than the number of shares in the Company proposed to be beneficially owned by such Prospective Largest Shareholder; unless:

(1)
the Buyer and HKCo holding less than 2,774,320,725 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Company (excluding Securities transferred to the Permitted Transferee); or

(2)
at least two-thirds (2/3) of the Company’s Board (which shall, for the purposes of this Section 4(m)(ii), exclude the Buyer Nominees) in good faith resolving in writing that the implementation of this Section 4(m)(ii)(A) is not in the best interests of the Company and its shareholders as a whole; or

(B)
a pro rata portion of the Relevant Securities equal to the percentage of the issued share capital of the Company then beneficially owned by the Buyer (together with the HKCo) prior to the issuance of the Relevant Securities, provided that the Buyer and HKCo maintains an ownership interest equal to at least 1,849,547,150 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Company,

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
in each case upon the same terms and conditions set forth in the Issue Notice, by giving written notice to the Company of the exercise of this right within ten (10) Business Days (as defined below) of the giving of the Issue Notice. If such notice is not given by the Buyer within such ten (10) Business Days (as defined below), the Buyer shall be deemed to have elected not to exercise its rights under this Section 4(m)(ii) with respect to the issuance described in that specific Issue Notice (it being understood that if the Buyer is not permitted to exercise its rights under Section 4(m)(ii)(A)(2) due to the failure to reach the necessary threshold specified therein, the Buyer shall be entitled to exercise its rights under Section 4(m)(ii)(B) by giving notice within ten (10) Business Days (as defined below) of receiving written notice of the Board’s action). The parties acknowledge that any rights of the Buyer to purchase the Relevant Securities pursuant to this Section 4(m)(ii) will lapse if completion thereof does not occur simultaneously with the Buyer’s completion of the offering of Relevant Securities or at such other time and place as shall be mutually agreed by the Company and the Buyer, provided that if the reason for the Buyer’s failure to complete by the time specified above is solely due to a delay of the Governmental Entity in granting the relevant authorizations, approvals, permits, qualifications or exemptions, the Buyer shall notify the Company in writing at least seven (7) days prior to the completion of the offering of the Relevant Securities to extend the completion date for Buyer to a date within three (3) months or such other reasonable period as may be mutually agreed between the parties following the completion of the issue of the Relevant Securities, after such period the right to the Buyer to purchase the Relevant Securities pursuant to this Section 4(m)(ii) shall lapse. A notice given by the Buyer pursuant to this section shall be irrevocable.
(iii) Subject to Section 4(m)(ii) above, the completion of the Buyer’s purchase of Relevant Securities pursuant to section (ii) above shall occur simultaneously with the completion of the offering of Relevant Securities. For the avoidance of doubt, the completion by the Company of the offering of the Relevant Securities shall not be affected by the timing of the completion of any issue of the Relevant Securities to the Buyer or HKCo. The Buyer shall execute and deliver to the Company all transaction documents related to Buyer’s purchase of Relevant Securities as may be reasonably requested by the Company prior to the completion of the Buyer’s purchase of Relevant Securities. At such completion, the Buyer shall deliver the aggregate purchase price for the Relevant Securities to be purchased by the Buyer pursuant to Section 4(m)(ii) above.
(iv) Any Common Shares issued to the Buyer pursuant to this Section 4(m)(ii) above shall be issued on the same terms and subject to the same conditions as the Relevant Securities are issued to any proposed third party purchaser(s), such terms and conditions being set out in the Issue Notice.
(v) The provisions of Section 4(m)(i) to (iv) shall not apply to:

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
(1) the grant of any options, or the issue of any Relevant Securities pursuant to the exercise of share options granted (whether prior to or after the date of this Agreement), pursuant to any share purchase or share option plans of the Company in effect from time to time;
(2) the issue of any Relevant Securities pursuant to any share incentive scheme operated by the Company from time to time;
(3) the issue of any Common Shares or other securities pursuant to the conversion, exchange or exercise of any securities that were previously offered and/or issued to Buyer (including HKCo and its Permitted Transferee, if applicable) as Relevant Securities;
(4) any offer of the Relevant Securities open for a period fixed by the Board to holders of Common Shares on the register of members on a fixed record date in proportion to their then holdings of Common Shares; provided that such offer of Relevant Securities is also made to Buyer (including HKCo, if applicable), unless the Board considers necessary or expedient to exclude it on account either of the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place;
(5) an issue of Common Shares as fully paid to holders of Common Shares (including without limitation, Common Shares paid up out of distributable profits or reserves and/or share premium account issued in lieu of the whole or any part of any cash dividend and free distributions or bonus issue of Common Shares); provided that such issuance of Common Shares is also made to Buyer (including HKCo, if applicable) ;
(6) an issue of the Relevant Securities pursuant to the acquisition of another corporation by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement; provided, that such issuance is approved by the Board;
(7) an issue of the Relevant Securities to banks, equipment lessors or other financial institutions pursuant to a commercial leasing or commercial loan transaction approved by at least two-thirds (2/3) of the Board (which shall, for the purposes of this Section 4(m)(v)(7), exclude the Buyer Nominees);
(8) an issue of Relevant Securities in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by at least two-thirds (2/3) of the Board (which shall, for the purposes of this Section 4(m)(v)(8), exclude the Buyer Nominees);
(9) an issue of Relevant Securities to suppliers or third party service providers in connection with the provisions of goods or services pursuant to transactions approved by at least two-thirds (2/3) of the Board (which shall, for the purposes of this Section 4(m)(v)(9), exclude the Buyer Nominees);
(10) the issue of any Relevant Securities the issuance of which is specifically excluded from the provisions of this Section 4(m) by unanimous vote or unanimous written consent of the Board.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
(vi) The rights set forth in this Section 4(m) shall not apply with respect to and shall expire immediately prior to a transaction that would result in a change of control (as such term is defined under the Hong Kong Takeovers Code).
“Business Day” shall mean a day that is not a Saturday, Sunday or a public holiday in Hong Kong or the People’s Republic of China.
(vii) The Company and Buyer acknowledge and agree that the Buyer’s exercise of the rights in this Section 4(m) shall in all cases be subject to compliance with the rules, regulations, laws and requirements of applicable government and regulatory bodies, including the Hong Kong Listing Rules, the Hong Kong Takeovers Code, the Stock Exchange of Hong Kong Limited and the Securities and Futures Commission of Hong Kong (including, where applicable any requirements to obtain the approval of the shareholders of the Company), and shall take such steps reasonably necessary to give effect to the rights contained in this Section 4(m) in compliance with rules, regulations, laws and requirements of applicable government and regulatory bodies, provided that all costs and expenses (including, without limitation, reasonable legal fees and expenses) incurred by the Company shall be resolved in a manner consistent with any terms agreed to by the Company and the other potential investor(s) with respect to the issuance described in the relevant Issue Notice.
(n) Exclusivity. During the period from the date of this Agreement and continuing until the earliest of (A) the termination of this Agreement pursuant to Section 8(a) hereof, (B) the Closing, or (C) November 15, 2008, the Company agrees not to initiate, solicit, encourage or engage in any discussion or negotiation of any type with, provide any information to, accept and proposal from, or enter into any letter of intent, purchase contract or any other similar agreement, or consummate any transaction, with any persons or entities other than the Buyer with respect to any equity or convertible debt instrument in the Company or with respect to any sale of substantially all of the assets of the Company or any Significant Subsidiary, provided that nothing in this section shall prohibit the Company from carrying out any normal investor or public relations activities in its ordinary course of business.
(o) Discussion. Subject to applicable law, rules, regulations and requirements (including the Hong Kong Listing Rules and the requirements of the SEHK and NYSE), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 8(a) hereof or the Closing, the Company will use its reasonable efforts to meet with, and/or communicate with representatives of the Buyer upon reasonable request and to discuss any material operational matters in good faith and to consider whether and how to exercise its discretion to implement any reasonable suggestions from the Buyer.
(p) Shenzhen company. The Company shall use reasonable efforts and upon reasonable request, within a reasonable period, obtain all the necessary approval and consent for the commencement of the construction of the project pursuant to the Cooperation Agreement and shall obtain all the necessary approvals from PRC authorities for the Cooperation Agreement.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
(q) [***]. As soon as reasonably practicable after the Vice President in Charge of TD-SCDMA nominated by the Buyer becomes an employee of the Company, the Company [***] the Vice President in Charge of TD-SCDMA nominated by the Buyer, at such time as such individual becomes an employees of the Company. The Buyer shall nominate the Vice President in Charge of TD-SCDMA prior to the Closing.
5.	CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL AND TO THE BUYER’S OBLIGATION TO PURCHASE.
The obligation of the Company hereunder to issue and sell the New Common Shares to the Buyer at the Closing and the obligation of the Buyer hereunder to purchase the New Common Shares from the Company hereunder are each subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions may be waived, in whole or in part, by either party hereto only as regards the obligations of the other party to procure the relevant conditions, at any time in its sole discretion by providing the other party hereto with prior written notice thereof:
(a) Governmental Approvals. The Buyer and the Company shall have obtained all authorizations, approvals, permits, qualifications or exemptions, if any, of any Governmental Entity that are required in connection with the lawful issuance and sale of the Securities hereunder by the Company, the lawful purchase of the Securities hereunder by the Buyer through HKCo and the performance of the parties’ other obligations hereunder, and such authorizations, approvals, permits, qualifications or exemptions including, in relation to the Buyer, those from the National Development and Reform Commission (NDRC), the State Administration of Foreign Exchange and the Ministry of Commerce, in each case of the PRC) shall be in effect as of the date of the Closing.
(b) SEHK Listing. Approval for the listing of, and permission to deal in the New Common Shares shall have been duly obtained from the SEHK and such approval not subsequently being revoked prior to Closing.
(c) No Governmental Prohibition. The sale of the Securities by the Company and the purchase of the Securities by the Buyer shall not be prohibited by any law or governmental order or regulation.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
6.	CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.
The obligation of the Company hereunder to issue and sell the New Common Shares to the Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company, in whole or in part, at any time in its sole discretion by providing the Buyer with prior written notice thereof:
(a) Execution of Transaction Documents and other documents. The Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company and the documents set forth in Section 1(c)(ii)(B).
(b) Delivery of Purchase Price. The Buyer shall have delivered to the Company the Aggregate Purchase Price for the Securities at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company as set forth in Section 1(c)(ii)(A) [***].
(c) Representations and Warranties; Covenants. The representations and warranties of the Buyer shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct to such extent) as of the date of this Agreement and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Closing Date.
(d) Absence of Litigation. No proceeding challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit, alter, prevent or delay the Closing, shall have been instituted or be pending before any court, arbitrator, governmental body, agency or official.
7.	CONDITIONS TO THE BUYER’S OBLIGATION TO PURCHASE.
The obligation of the Buyer hereunder to purchase the New Common Shares at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Buyer’s sole benefit and may be waived by the Buyer, in whole or in part, at any time in its sole discretion by providing the Company with prior written notice thereof:
(a) Execution of Transaction Documents and other documents. The Company shall have duly executed and delivered to the Buyer each of the Transaction Documents and the documents set forth in Section 1(c)(ii)(C).
(b) Representations and Warranties; Covenants. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct to such extent) as of the date of this Agreement and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date), and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date.
(c) Strategic Cooperation Agreement. The Company and the Buyer shall have entered into a strategic cooperation agreement on mutually agreeable terms as set forth in the Strategic MOU on or before the Closing Date and such agreement shall be in full force and effect as of the Closing Date.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
8.	TERMINATION.
(a) Subject to Section 8(b) below, this Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Closing:
(i) by mutual agreement of the Company and the Buyer;
(ii) by the Company or the Buyer if the Closing Date shall not have occurred by November 30, 2008 or any other date as may be agreed between the parties; provided, however, that the right to terminate this Agreement under this Section 8(a)(ii) shall not be available to a party if such party’s action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes breach of this Agreement;
(iii) by the Company or the Buyer if any legislative body, court, administrative agency or commission or other governmental authority, instrumentality, agency or commission shall have enacted, issued, promulgated, enforced or entered any law or governmental regulation or order which has the effect of prohibiting the sale and issuance of the Securities;
(iv) by the Buyer if there has been a material breach of any representation or warranty of the Company hereunder that would have a Material Adverse Effect on the Company or any material breach of any covenant or agreement of the Company hereunder; and
(v) by the Company if there has been a material breach of any representation, warranty, covenant or agreement of the Buyer contained in this Agreement.
(b) In the event of termination of this Agreement as provided in Section 8(a) above, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the parties hereto and, as applicable, the officers, directors and shareholders of each party; provided that each party hereto shall remain liable for any breaches of this Agreement or of any certificate or other instruments delivered pursuant to this Agreement prior to its termination; and provided further that the provisions of Sections 8 and 9 hereof shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Section 8.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
9.	MISCELLANEOUS.
(a) Governing Law; Arbitration. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed in accordance with the laws of Hong Kong. Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be submitted to arbitration upon the request of any party with notice to the other parties. The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the UNCITRAL Arbitration Rules (“UNCITRAL Rules”) in effect, which rules are deemed to be incorporated by reference into this Section 9(a). There shall be three (3) arbitrators. The complainant and the respondent to such dispute shall each select one arbitrator within thirty (30) days after giving or receiving the demand for arbitration. The Chairman of the HKIAC shall select the third arbitrator, who shall be qualified to practice law in Hong Kong. If either party to the arbitration does not appoint an arbitrator who has consented to participate within thirty (30) days after selection of the first arbitrator, the relevant appointment shall be made by the Chairman of the HKIAC. The arbitration proceedings shall be conducted in English. Each party hereto shall cooperate with any party to the dispute in making full disclosure of and providing complete access to all information and documents requested by such party in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on the party receiving the request. Each party irrevocably waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such arbitration in Hong Kong and the HKIAC, and hereby submits to the exclusive jurisdiction of HKIAC in any such arbitration. The award of the arbitration tribunal shall be conclusive and binding upon the disputing parties, and any party to the dispute may apply to a court of competent jurisdiction for enforcement of such award. Any party to the dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.
(b) Effect of Completion. Without prejudice to other provisions of this Agreement, the representation, warranty, covenant or undertaking (the “Warranties”) contained in this Agreement shall remain in full force and effect notwithstanding Closing except as terminated pursuant to the terms hereof or by a waiver or release by the party entitled to enforce such Warranties.
(c) Remedies and waivers. No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement or any other documents referred to in it shall: (i) affect that right, power or remedy; or (ii) operate as a waiver thereof. The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise or any other right, power or remedy. Except as otherwise expressly provided in this Agreement, the rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.
(d) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. A facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.
(e) Languages. This Agreement is being executed in both the English and Chinese languages, and both language versions shall have equal force.
(f) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
(g) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.
(h) Confidentiality. The parties hereto acknowledge that the Company and Buyer have previously executed a Confidentiality Agreement dated June 18, 2007 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and shall survive any termination of this Agreement. The Buyer shall procure that the HKCo and its Permitted Transferee shall observe the terms of the Confidentiality Agreement.
(i) Entire Agreement; Amendments. This Agreement, the other Transaction Documents and the Confidentiality Agreement supersede all other prior oral or written agreements between the Buyer, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement, the other Transaction Documents and the instruments referenced herein and therein contain the entire understanding of and agreement between the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. In entering into this Agreement and the other Transaction Documents, each part to such agreements acknowledges that it is not relying upon any pre-contractual statement which is not expressly set out in them. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Buyer. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.
Without prejudice to Section 3A(o) above pursuant to which the Company represents and warrants that all information given in connection with the transactions contemplated by this Agreement by the Company or on its behalf by the Company’s advisers, to the Buyer or the Buyer’s advisers, relating to the Company, its Significant Subsidiaries or their respective business, activities, affairs, or assets or liabilities (including all documents attached thereto) was, when given, and is now accurate in all material respects and not misleading in any material respect, and there is no material omission that would render the information given misleading in any material respect, except in the case of fraud, no party shall have any right of action against any other party to this Agreement or the other Transaction Documents arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement and/or the other Transaction Documents.
For the purposes of this section, “pre-contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the matters covered in this Agreement and/or the other Transaction Documents made or given by any person at any time prior to the date of this Agreement or the other Transaction Documents.

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
(j) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:
If to the Company:

Semiconductor Manufacturing International Corporation
Address:	Suite 3003, 30th Floor
No. 9 Queen’s Road Central
Hong Kong
Telephone:	(852) 2537-8588
Facsimile:	(852) 2537 8206
Attention:	Anne Chen/Blondie Poon
with a copy (for informational purposes only) to:

Wilson Sonsini Goodrich & Rosati, P.C.
Address:	Jin Mao Tower, 38F
88 Century Boulevard
Pudong New Area, Shanghai 200121
People’s Republic of China
Telephone:	(86-21) 6165-1700
Facsimile:	(86-21) 6165-1799
Attention:	Carmen Chang, Esq.
If to the Buyer:

Datang Telecom Technology & Industry Holdings Limited
Address:	No. 40 Xueyuan Road, 100083, Beijing
Telephone:	+861062301914
Facsimile:	+861062301140
Attention:	Zheng Jinliang/Chen Shanzhi
with a copy (for informational purposes only) to:

DLA Piper UK, LLP
Address:	20th Floor, South Tower, Beijing Kerry Center 1 Guanghua Road, Chaoyang District Beijing 100020, China
Telephone:	+8610 6561 1788
Facsimile:	+8610 6561 5158
Attention:	Dr. Wei Liu/Steven Liu

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
(k) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. Neither party hereto shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party hereto.
(l) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except that the Agent may rely upon the representations and warranties contained in Section 2 hereof.
(m) Non-Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Company and the Buyer in Sections 2 and 3, or in any instrument delivered pursuant to this Agreement, shall survive the Closing until the expiration of the applicable statute of limitations, it being understood that no claim may be brought for a breach of representations or warranties following such time. Only the agreements and covenants set forth in Section 4 that by their terms survive the Closing and this Section 9 shall survive the Closing.
(n) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.
(o)  Agent for Service. The Buyer irrevocably appoints DLA Piper Hong Kong of 40th Floor, Bank of China Tower 1 Garden Road, Central, Hong Kong (Attn: Dr. Liu Wei) for the receipt of service of process in Hong Kong.
[Signature Page Follows]

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
IN WITNESS WHEREOF, the Buyer and the Company have caused its respective signature page to this Share Purchase Agreement to be duly executed as of the date first written above.

Semiconductor Manufacturing International Corp.
By:	/s/ Richard R. Chang
	Name:	Richard R. Chang
	Title:	President & Chief Executive Officer
SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT

FOIA confidential treatment requested: [***] indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such omitted portions.
IN WITNESS WHEREOF, the Buyer and the Company have caused their respective signature page to this Share Purchase Agreement to be duly executed as of the date first written above.

Datang Telecom Technology & Industry Holdings Limited
By:	/s/ Gao Yonggang
	Name:	Gao Yonggang
	Title:	Director & Senior Vice President
SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT